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                              March 26, 2021

       Kevin Rakin
       Chief Executive Officer
       HighCape Capital Acquisition Corp.
       452 Fifth Avenue, 21st Floor
       New York, NY 10018

                                                        Re: HighCape Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 1, 2021
                                                            File No. 333-253691

       Dear Mr. Rakin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed March 1, 2021

       Certain Defined Terms, page 2

   1. Although we do not object to the inclusion of the glossary, please revise the text of the prospectus to explain
these terms where first used. For example only, we note that
                                                        "Closing Date" and
"HighCape Party" are not defined at first use.
       Questions and Answers About the Business Combination and the Special Meeting, page 8

   2. Please expand your disclosure under an appropriate heading to highlight that you did not obtain a fairness
opinion from a financial advisor regarding the merger consideration.
 Kevin Rakin
FirstName  LastNameKevin   Rakin
HighCape Capital  Acquisition Corp.
Comapany
March      NameHighCape Capital Acquisition Corp.
       26, 2021
March2 26, 2021 Page 2
Page
FirstName LastName



Simplified Post-Combination Structure, page 25

3. Please revise this chart to depict the voting percentage interests of the various equity holders in HighCape and the combined company and identify the entities that will control the combined company.
HighCape's Board of Directors' Reasons for the Approval of the Business Combination, page 28

4. We note you disclosure on page 33 that your estimated transaction fees and expenses are
         $24 million. Please revise your disclosure here to quantify the anticipated "substantial transaction expenses" in connection with the business combination. Conditions to the Completion of the Business Combination, page 29

5. Please amend your disclosure to identify each condition that is subject to being waived.
         Please make conforming changes to your Conditions to Closing of the Business
         Combination discussion beginning on page 117.
Interests of HighCape's Directors and Officers in the Business Combination, page 31

6. We note your disclosure on page 165 that founder shares were transferred to each of
         David Colpman, Antony Loebel and Robert Taub, each of whom serves as a director of
         HighCape. In addition to disclosing the transfer, please include additional disclosure here and on page 110 explaining that your directors may have a conflict of interest in determining to recommend the business combination as a result of their receipt of founder shares.
7. Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.
Summary of Risk Factors, page 34

8. We note your disclosure on page 90 that you will be a "controlled company" and that Dr.
         Rothberg will hold over 80.5% of the voting power of New Quantum-Si s capital stock pursuant to his holding of Class B common stock. Please add appropriate disclosure in the summary risk factors disclosing that Dr. Rothberg will hold significant voting control of New Quantum-Si.
Risk Factors Relating to HighCape and the Business Combination
The dual class structure of New Quantum-Si common stock will have the effect of concentrating voting power with New Quantum-Si's Chairman..., page 90

9. Please expand this risk factor to disclose if future issuances of high-vote shares may be dilutive to low-vote shareholders.
 Kevin Rakin
FirstName  LastNameKevin   Rakin
HighCape Capital  Acquisition Corp.
Comapany
March      NameHighCape Capital Acquisition Corp.
       26, 2021
March3 26, 2021 Page 3
Page
FirstName LastName
Background of the Business Combination, page 102

10.      We note your disclosure that HighCape reviewed over 40 business combination
         opportunities and entered into nondisclosure agreements with 15 companies. Please expand your disclosure to briefly discuss why such other opportunities were not pursued.
11. We note your disclosure that you reached out to Dr. Rothberg in October 2020 to inquire whether HighCape could start discussions with any of the 4Catalyzer Corporation
         (   4Catalyzer   ) companies. In addition, we note that 4Catalyzer has
multiple portfolio
         companies. Please expand your disclosure to discuss how you arrived at selecting Quantum-Si.
12. Please indicate how the combined company's super-voting corporate governance structure compares to Quantum-Si's corporate governance structure. For example, disclose whether
         Dr. Rothberg will have more votes or other rights in the combined company than he currently has in Quantum-Si.
13. Please revise to clarify how the transaction structure and consideration evolved during the negotiations between the parties, including proposals and counter-proposals made during the course of those negotiations. For example, please revise to discuss the negotiations regarding the valuation, structure, exchange ratio and the other material terms from the draft letter of intent delivered on December 31, 2020 until execution of the Business
         Combination Agreement. To the extent the valuation was changed please revise to disclose such change along with the reasons for such change.
14. We note your disclosure that HighCape received a valuation presentation from J.P.
         Morgan, which reviewed enterprise values of select publicly traded companies. On page
         108 you state that the HighCape Board did not seek a third-party valuation. Please revise your disclosure to clarify the role of J.P. Morgan and its valuation presentation in the
         Board   s consideration of the terms of the Business Combination.
Additionally, please
         disclose the criteria used by management to identify public companies that management considered comparable on the basis such companies operate in the high-growth life sciences tools sector or have disruptive technologies, as referenced on page 108.
Certain Projected Financial Information of Quantum-Si, page 108

15. The risk factors on pages 45-46 reference the expectation that substantial costs will be incurred to commercialize, market and develop products. Presumably these costs will be required in order to generate the annual future revenue amounts that are disclosed here and were provided to High Cape's Board. If you believe that these projected revenues can be generated without having to incur any marketing, research, development, management, or other operating costs then please disclose that assumption and any reasonable basis for that assumption. Otherwise, please expand your disclosure to present the projected operating expenses and projected income for each period. Further, please expand your discussion to include a description and quantification of the significant assumptions underlying the magnitude and growth in revenue and gross margin from 2022 through
 Kevin Rakin
FirstName  LastNameKevin   Rakin
HighCape Capital  Acquisition Corp.
Comapany
March      NameHighCape Capital Acquisition Corp.
       26, 2021
March4 26, 2021 Page 4
Page
FirstName LastName
         2025, as reflected in your projections for Quantum Si. At a minimum, disclose the sales volumes and per unit sales prices that support the revenue projections, as well as the basis for your projected per unit cost of sales. In addition, include a discussion of the factors that you considered in determining that these assumptions were reasonable. Refer to the relevant guidance in Item 10(b) of Regulation S-K.
Business of New Quantum-Si
Overview, page 177

16. Please clarify what you mean when you state "Next Generation Protein Sequencing."
17. We note your risk factor disclosure on page 47 where you state Quantum-Si has "a three phase launch plan for commercialization, which includes a collaboration phase, an early access limited release phase and a broad commercial availability phase." In addition, we note your disclosure on page 107 where you state the Board considered
"Quantum-Si   s
         ability to demonstrate the value of its technology to existing and potential users" as a positive factor for the Business Combination. Please update your disclosure here and elsewhere in the registration statement as applicable to describe material details on the
         "collaboration phase," including providing additional details on Quantum-Si's "existing"
         users. To the extent a part of your platform it is not fully developed, please revise your disclosure to clearly describe the current status of each of your planned adjacent products.
         For example only, it appears you are still "developing [y]our cloud-based platform" based on your disclosure on page 189. Additionally, where you state on page 178 that you
         "intend to follow a systematic and phased approach to successfully launch and commercialize [your] platform in 2022," please revise to clarify if such anticipated timeline refers to your commercializing research use only products for non-diagnostic and non-clinical purposes.
18.      We note that you describe your detection platform and Next Generation
Protein
         Sequencing as being able to "unlock deep biological information...at a speed and scale that is not available today." Please revise your disclosure to explain the basis for this statement.

Our Competitive Strengths, page 189

19. Please provide us the basis for your statement that you have a highly attractive business
         model    and "[d]eep and expanding scientific validation" given your current, pre-
         commercial stage of development.
Competition, page 195

20. We note your disclosure regarding various competitors on page 56. Please revise your disclosure here to identify specific competitors. In addition, we note your statement that,
         "[w]e believe that we will be the first to offer a NPGS platform." Please provide your basis for this statement.
 Kevin Rakin
HighCape Capital Acquisition Corp.
March 26, 2021
Page 5
Licenses related to certain intellectual property, page 215

21.    We note your risk factor disclosure on page 74 where you state that,
"Quantum-Si   s
       current license agreements impose, and future agreements may impose, various diligence, commercialization, milestone payment, royalty, insurance and other obligations on it and require it to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses." Please describe the material terms of each license agreement related to intellectual property used in your products. Please also file the agreements as exhibits to the registration statement or explain to us why they are not required to be filed. The description of each agreement should include (i) the royalty rate, or a range no greater than 10 percentage points per tier;
       (ii) when the royalty provisions expire; (iii) milestone payments; (iv) development timeline obligations; and (v) term and termination provisions. Technology and Services Exchange Agreements and License Agreements, page 265

22. We note your disclosure Quantum-Si has entered into certain license agreements, including agreements with Protein Evolution, Inc. and Tesseract Health, Inc. Please revise your disclosure to describe (i) when the royalty provisions expire and
(ii) term and
       termination provisions. In addition, please file the agreements as exhibits to the registration statement or explain to us why they are not required to be filed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                              Sincerely,
FirstName LastNameKevin Rakin
                                                              Division of
Corporation Finance
Comapany NameHighCape Capital Acquisition Corp.
                                                              Office of Life
Sciences
March 26, 2021 Page 5
cc:       David Johansen, Esq.
FirstName LastName